

April 29, 2021

FORM C-AR

At Ease Rentals Corporation

This form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by At Ease Rentals Corporation, a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass judgement upon the accuracy or completeness of any disclosure or literature. The Company is filing this Form C-AR pursuant to Regulation CF (Statue 227.100 et seq.), which requires that it must file a report with the Commission annually and post the report on its website www.pcsatease.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (Statute 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this form C-AR is April 29, 2021.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do

not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words or terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control), and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material aspects from the performance projected in the forward-looking statements.

Any forward-looking statements made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of the Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

Contents

Summary..4

   The Business..4

   RISK FACTORS..4

   Risks Related to the Company's Business and Industry 4

BUSINESS 10

   Description of the Business 10

   Business Plan 10

   The Company's Products and/or Services 10

   Competition..11

   Supply Chain and Customer Base 11

   Intellectual Property 11

   Government/Regulatory Approval and Compliance..11

   Litigation 11

DIRECTORS, OFFICERS AND EMPLOYEES 11

   Directors 11

   Officers 12

   Employees 13

CAPITALIZATION AND OWNERSHIP 13

   Capitalization 13

   Ownership 15

FINANCIAL INFORMATION 15

   Recent Tax Return Information..15

   Operations..16

   Liquidity and Capital Resources 16

   Capital Expenditures and Other Obligations 16

   Material Changes and Other Information Trends and Uncertainties 16

   Restriction on Transfer 16

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST........................17

   Related Person Transactions..17

   Conflict of Interest...17

Other Information 17

   Bad Actor Disclosure..17

About the Form C-AR

You should rely on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents

Summary

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

At Ease Rentals Corporation (the "Company") is a Delaware corporation, formed on October 16th, 2019.

The Company is located at 11801 Domain Blvd, FL 3, Austin, Texas 78758.

The Company's website is www.pcsatease.com

The information available on or through our website is not a part of this Form C-AR.

The Business

We provide active-duty military members, their families, Department of Defense employees, military contractors, and federal employees with traditional and alternative accommodations which meet Federal Travel Regulation ("FTR") criteria. We are subject matter experts in the rules and regulations governing federal travel and carefully vet, inspect, and register each property listed on our website.

RISK FACTORS

Risks Related to the Company's Business and Industry
Business Risks

We are an early-stage company with a limited operating history, and we operate in a rapidly changing industry, which makes it difficult to evaluate our current business and future prospects, and may increase the risk of your investment. We began our operations in October 2019, and our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting and attracting a critical mass of rental listings and customers. You should consider our business and prospects in light of the risks and difficulties we may encounter as an early-stage company.

Our success primarily depends on our ability to attract property owners, managers, customers, and advertisers to our marketplace. If property owners and managers choose not to market their rental properties through our website, we may be unable to offer a sufficient supply and variety of rental listings to attract customers to our website. If we are unable to attract and maintain a critical mass of rental listings and customers, whether due to competition or other factors, our marketplace will become less valuable to property owners, managers, and customers, and our revenue and net income could fail to grow or decrease materially. Additionally, if we overestimate the demand for our business or underestimate the popularity of our competition, we may not fully realize anticipated revenues.

Our business, financial condition, and results of operations also depend in part on our ability to anticipate, identify and respond to changing consumer preferences. Any failure to anticipate and respond to changing customer preferences could make our business less appealing and adversely affect business, including loss of potential revenue. If we do not achieve a certain level of revenue, our financial performance will be negatively impacted; in which case, there may be severe adverse financial consequences for our investors.

Financing Risks and Risks Related to Series 2020 Convertible Notes

We are an early-stage company that is generating revenue. In order to continue with the development of our business operations, we will need to incur expenses related to technological updates of our existing online rental housing platform, expenses related to the acquisition of certain supplies, expenses related to the development of our website, marketing, and advertising, sales, including inspection certification and registration of rental listings, labor, and other start-up costs. Accordingly, if we do not obtain additional financing, the business will likely fail. There is no assurance that financing will be available or on terms favorable to the Company or its investors. Our ability to raise such financing will depend on prevailing market conditions and the results of our business operations. The Series 2020 Convertible Notes only convert to capital securities sold in a subsequent equity financing event, or NS Shadow Series units issued in connection with a subsequent equity financing event. There is no assurance that such a subsequent equity financing event will occur or, if it does, the terms may not be favorable to the Series 2020 Convertible Noteholders or the Company.

Additionally, the Series 2020 Convertible Noteholders have no voting power, and may never have voting power, in the Company. Future actions of the Company, including subsequent equity financings, borrowing future debt, the sale of the Company, or sale of assets of the Company, may adversely impact the rights of the Series 2020 Convertible Noteholders, such as by creating classes of debt or securities with priority over the Series 2020 Convertible Notes. Future actions of the Company, including future subsequent equity financing events or the issuance of additional stock, convertible notes, or other convertible securities of the Company, may dilute the ownership of the Series 2020 Convertible Noteholders, in other words, when the Company issues more shares, the percentage of the Company that the Series 2020 Convertible Noteholders own will be down, even though the value of the Company will go up. In other words, the Series 2020 Convertible Noteholders may own a smaller piece of a larger company.

Reputational Risks

Adverse publicity concerning the rental housing industry or the Company could damage our brand and negatively affect our future success. This can take different forms, such as word-of-mouth criticisms, web blogs, social media websites, and other Internet-based communications that allow individuals access to a broad audience of consumers and other interested persons. Many social media platforms immediately publish the content their subscribers and participants can post, often without filters or checks on the accuracy of the content posted, which presents a significant opportunity to disseminate information, including inaccurate information. Information concerning the Company may be posted on such platforms at any time and may be adverse or inaccurate, either of which may harm the Company and our financial performance. The harm may be immediate without affording us an opportunity for redress or correction.

Competition Risks

The online rental housing industry market is competitive, and we may need to compete with other established competitors in our space. We compete with these other businesses on the basis of quality, location, and price of our listings, our connection to the military community as a veteran-owned and operated business, and our overall customer experience. The online military rental housing industry is subject to rapidly changing advances in technology, and consumer preferences, changes in regulations governing rental properties and changes in Department of Defense regulations, policies, funding, and

travel orders, and our limited operating history may impact our ability to adapt to these changes as quickly as other rental housing platforms. The rental housing industry is highly competitive in terms of type and quality of listings. The entrance of new competitors into our markets could reduce revenue and operating margins. Some competitors may have greater financial and other resources, broader name recognition, more experience in the online rental housing space, or a more defined presence in the planned markets. Any inability to compete successfully and successfully navigate shifts in consumer preferences, or changes in Department of Defense funding or market priorities, or our inability to develop new products or services that appeal to military families may negatively affect revenues.

Market Risks

Our success depends to a significant degree on numerous factors, including general economic conditions and government spending. We will cater to military personnel. The government may reduce its level of spending during economic turmoil or periods of uncertainty. In particular, the coronavirus pandemic has ushered in high levels of unemployment and business interruptions, which have adversely affected government tax revenues, as well as high levels of government spending, all of which may adversely affect future government spending. Any material decline in government spending could have a material adverse effect on our revenue, results of operations, business, and financial conditions. Our success also depends on the popularity of our listings and the overall experience of military personnel. Any shift in preferences away from our business concept could negatively affect financial performance.

Risks from Work Stoppages, Terrorism or Natural Disasters

Our operations may be subject to disruption for various reasons, including work stoppages, terrorism, acts of war, civil unrest, pandemics, fire, earthquake, flooding, tornadoes, or other natural disasters. These disruptions can result in, among other things, lost sales due to the inability to move to certain areas, property damage, and lost sales if we are forced to close operations for an extended period of time.

Management Risks

Any operational growth will place additional demands on our administrative, management, and financial resources. It is imperative that we manage our growth; if we do not effectively manage growth, our operations and financial condition may be negatively impacted. The timing and extent of future growth depend, in part, on our ability to manage the Company's organizational structure and financial resources.

Personnel Risks

The Company's success depends heavily on the judgment and ability of the members of our leadership, particularly our Chief Executive Officer, Major Anthony Gantt, Jr. If Major Gantt or other leaders are unable to attend to the Company for health or personal reasons for an extended period of time, the business may suffer. Additionally, if members of our leadership team or other key management personnel leave, we may have difficulty replacing these members, and the Company may suffer. There can be no assurance that we will successfully attract and retain the leadership team and other key management personnel needed.

Labor Risks

While our business currently has no employees other than our Chief Executive Officer, Major Anthony Gantt, Jr. a primary component of our operations is labor. We intend to devote significant resources to recruiting and training team members, as our success depends upon our ability to attract, motivate and retain qualified employees, contractors, and other service providers in the rental housing industry, including software engineers, claims personnel, cash operations managers, data analysts, experience researchers, data scientists, support products personnel, network engineers, safety specialists (customer service), and growth & engagement marketing personnel. If we are unable to recruit and retain qualified

personnel, the Company and its growth could be adversely affected. Additionally, any material increases in employee turnover rates or employee dissatisfaction could have a material adverse effect on the Company and operations. We may sustain an increase in operating costs if we pay increased compensation or benefits to employees, contractors, or other service providers. We are subject to various federal and state labor laws, including but not limited to laws related to the classification of service providers as independent contractors or employees, employee classifications as exempt or non-exempt, unemployment tax rates, workers' compensation rates, citizenship requirements, and other wage and benefit requirements for non-exempt employees. We may be adversely affected by legal or governmental proceedings brought by or on behalf of employees or other service providers. Recently, there has been increased focus on the tests and standards related to classifying individuals as employees or independent contractors, including through judicial decisions, legislative proposals, and private lawsuits in certain jurisdictions. For example, California recently enacted a law (AB 5) which took effect January 1, 2020. AB 5 significantly limits the types of workers who may be able to be classified as independent contractors under California law. Other state legislatures or the federal government may enact laws or regulations narrowing the scope of workers who may be classified as independent contractors. As a result, there is significant uncertainty regarding worker classification regulations. If a determination is made that any of our independent contractors or other service providers are employees under current or future laws, we could, among other things, be liable for unpaid past taxes and other costs, including penalties, and we could be required to withhold income taxes, to withhold and pay Social Security, Medicare and similar taxes, to pay unemployment and other related payroll taxes and to provide certain employee benefits, including workers' compensation coverage and group medical benefits, or be forced to change our business model as it relates to the service providers to avoid various types of liability exposure associated with worker misclassification claims pursued by governmental agencies or through private legal action. As a result, any determination that any of our service providers are our employees could have a material adverse effect on our business, financial condition, and results of operations.

Additionally, although we require all workers to provide government-specified documentation evidencing employment eligibility, some future employees may, without our knowledge, be unauthorized. If any of our employees are unauthorized, we may experience adverse publicity that negatively impacts our ability to hire and maintain qualified employees. Termination of a significant number of unauthorized employees may disrupt operations, cause temporary increases in labor costs as new employees are trained, and result in additional negative publicity. We could also become subject to fines, penalties, and other costs related to claims that we did not fully comply with all record-keeping obligations of federal and state immigration compliance laws. These factors may have a material adverse effect on the business, financial condition, and results of operations.

Privacy Risks

The Company's operations require processing and maintaining certain personal, business, and financial information about customers, vendors, and employees. Our use of such information is regulated by federal and state laws, as well as certain third-party agreements. If our security and information systems are compromised or if employees fail to comply with the applicable laws, regulations, or internal control measures, and this information is obtained by unauthorized individuals or used inappropriately, it could adversely affect our reputation and result in litigation and settlement costs, damage awards, or penalties and fines. As privacy and information security laws and regulations change, we may incur additional costs to ensure that we remain compliant.

Legal Risks

Businesses in our industry can be adversely affected by litigation and complaints from customers or government authorities resulting from injuries, data privacy or other privacy disputes, guest behavior, staff behavior, vendor and guest interactions, branding, travel, intellectual property disputes, including copyright and publicity rights disputes, claims of defamation or operating issues stemming from one or more rental locations. Additionally, we could be exposed to liability concerning the information available through our online marketplace, including listing data and photographs submitted by property owners and managers, and third parties. Negative publicity concerning such allegations may negatively affect us, regardless of whether the allegations are true, by discouraging customers from using the Company and requiring the Company to incur significant costs in investigating and defending against these claims. We may also be impacted by industry trends in litigation, including class-action allegations brought under various consumer protection laws, securities and derivative lawsuits claiming violations of state and federal securities law, and employee lawsuits, including wage and hour and worker misclassification claims. Due to the inherent uncertainty concerning litigation and regulatory proceedings, we cannot accurately predict the outcome of any such proceedings. An unfavorable outcome could have a material adverse impact on the Company's financial condition and operations. Further, regardless of the outcome, these proceedings could result in substantial costs and may require resources to be used to defend any claims.

Additionally, new, changed, modified or newly interpreted or applied tax laws, statutes, rules, regulations, military policies, or ordinances could increase our property owners,' managers' and our compliance, operating, and other costs, which could deter owners from renting their properties to our customers, negatively affect our new subscription listings and renewals, or increase our cost of doing business. Any or all of these events could adversely impact our business and financial performance.

Environmental Risks

We are subject to national, state, and local laws and regulations in the U.S. concerning waste disposal, pollution, protection of the environment, and the presence, discharge, storage, handling, release, and disposal of, and exposure to, hazardous or toxic substances. These environmental laws provide for significant fines and penalties for noncompliance and liabilities for remediation, sometimes without regard to whether the owner or operator of the property knew of, or was responsible for, the release or presence of hazardous toxic substances. While we do not own real estate, third parties may also make claims against owners or operators of properties for personal injuries and property damage associated with releases of, or actual or alleged exposure to, such hazardous or toxic substances at our listing locations. Environmental conditions relating to releases of hazardous substances could materially adversely affect the Company's financial situation and operations. Further, environmental laws and the administration, interpretation, and enforcement thereof are subject to change and may become more stringent in the future, each of which could materially adversely affect the business, financial condition, and operations.

Information Technology Risks

We rely heavily on information systems, such as point-of-sale processing, to manage the properties, payment of obligations, collection of cash, credit, and debit card transactions, and other processes and procedures. Our ability to efficiently and effectively manage the Company depends significantly on the reliability and capacity of these systems. Our operations depend on our ability to protect computer equipment and systems against damage from physical theft, fire, power loss, telecommunications failure, or other catastrophic events, as well as from internal and external security breaches, viruses, and other disruptive problems. The failure of these systems to operate effectively, maintenance problems, upgrading or transitioning to new platforms, expanding our systems, or a breach in the security of these systems could result in delays in guest service and reduce operational efficiency. Remediation of such problems

could result in significant, unplanned capital investments. Any errors, defects, disruptions, or other performance problems with our services could harm our reputation and damage our property owners' and managers' rental businesses. Interruptions in our services would likely reduce our revenue, require us to issue credits to our property owners and managers, cause property owners and managers to terminate their listings with us, and adversely affect our new listing or renewal rates. Our business and results of operations will be harmed if our current and potential property owners and managers or our customers believe our services are unreliable.

Furthermore, we depend on continuous and uninterrupted access to the Internet through third-party bandwidth providers to operate the Company. If we lose the services of one or more of our bandwidth providers for any reason or if their services are disrupted, for example, due to viruses or "denial-of-service" or other attacks on their systems, we could experience disruption in our services, or we could be required to retain the services of a replacement bandwidth provider, which could harm the Company and its reputation.

Our operations are also dependent on the availability of electricity, which also comes from third-party providers. If we or any third-party facilities we use to deliver our services were to experience a significant power outage, it could disrupt our services and harm the Company.

Accounting Risks

While we utilize independent outside accounting and bookkeeping services to prepare and maintain our financial statements and books and records, our financial statements have not been audited by an independent accounting firm and are primarily prepared and certified by our sole employee, Major Anthony Gantt, Jr. Unaudited financial statements present a greater degree of risk than audited financial statements. Additionally, regulations and varying interpretations of existing accounting rules or regulations have occurred and may occur in the future and may impact our future operating results.

Intellectual Property Risks

Our intellectual property is material for conducting business. Our success depends on furthering the Company's brand recognition by utilizing trademarks, service marks, trade dress, trade secrets, and other proprietary intellectual property, including our name, logos, and unique military customer experience. We have taken efforts to protect our brand. Still, if these efforts are inadequate, or if any third party misappropriates or infringes on our intellectual property, the value of the Company's brand may be harmed, which could have a material adverse effect on the Company. There are currently no material claims against the Company from prior users of intellectual property. Still, there can be no assurances that the Company will not encounter any material claims in the future. If this happens, it could harm the Company's image, brands, or competitive position and cause us to incur significant penalties and costs.

Regulatory Risks

The online rental housing industry is subject to regulation. Regulatory action could substantially increase costs, damage our reputation and materially affect operating results. Increased costs in complying with these requirements or failure to obtain required licenses or permits in a timely fashion may materially affect operations.

Regulations regarding climate change, energy usage, and emissions controls may impact our property owners and managers and potential property owners and managers, which may harm our ability to increase or maintain listings. The potential impacts of climate change and climate change regulations are highly uncertain. We cannot anticipate or predict the material adverse effects on the Company due to climate change or climate change regulation.

The Company is subject to various federal, state, and local regulations concerning rental properties, zoning and building codes, land use, employee health, sanitation, and safety matters. The Company is also subject to the U.S. Fair Labor Standards Act, which governs such matters as working conditions, family leave mandates, and other employment law matters. In recent years, there has been an increased legislative, regulatory, and consumer focus on the rental housing industry. Compliance with additional regulations can become costly and affect operating results.

Tax Risks

The Company is subject to federal, state, and local taxes. In making tax estimates and paying taxes, significant judgment is often required. Although we believe our tax positions and estimates are reasonable, the Company could have an additional tax liability, including interest and penalties, if a taxing authority disagrees with the Company's position on certain tax matters. If material, payment of such additional amounts could have a material impact on finances and results of operations.

BUSINESS
Description of the Business
We have changed how federal travelers (civilian & military) look for temporary lodging during relocation assignments. Our booking platform distinctively addresses the need of our federal travelers by providing ease-of-use, reimbursement transparency, and reliability; by enabling our customers who supply the listings with the opportunity to diversify their accommodation listings on an all-exclusive distribution channel, thereby helping our customers increase their accommodation options. Additionally, Partners who list their properties have also seen increased revenue by hosting via our platform.

Business Plan
We are helping destress the process of discovering temporary housing for military members and their families. We match service members in need of a temporary home with property owners who have short-term rentals and management companies, which use At Ease Rentals Corporation to attract temporary tenants. Each listing on our platform pays us an annual certification in addition to a commission for connecting them with military and government travelers. As we continue to grow, we strive to be the go-to booking site for military relocation assignments, temporary duty assignments and leisure travel.

Our business strategy is to provide active, compliant, and safe rental listings to our heroes. We have a comprehensive compliance, inspection, and registration process which helps our host meet federal requirements and have added additional safety measures, setting a higher standard of listings to our men and women in uniform.

We continue to remain focus on supply inventory growth in our initial markets: San Antonio, San Diego, Austin, Tampa, and Washington DC surrounding areas. In the near term, we plan to expand to more US markets to better meet the growing demands of our heroes and their families.

The Company's Products and/or Services

Product/Service	Description	Current Market
At Ease Web application platform	Provides an inventory of compliant short-term rentals within the United States	Currently active in San Antonio, San Diego, Pensacola, Arlington, Tampa, and Norfolk

Competition

We have three direct competitors: hotels, on-base lodging, and independent contractors. To increase our customer base and compete with these three entities, we are investing in communications and marketing. We have no exclusivity arrangements, and other competitors can continue to enter the market with similar product offerings.

Supply Chain and Customer Base

Although many vacation rental booking websites and apps exist throughout the US and around the world, property owners and managers are looking to book as many nights as possible with short-term renters. We offer these property owners and managers the opportunity to diversify their listing distribution channels to our military and federal travelers to increase revenue.

Our customers are predominately based in cities with an increased military population throughout the United States.

Intellectual Property

Trademarks pending

Application or Registration #	Goods/ Services	Mark	File Date	Registration Date	Country
90376152	Providing online electronic bulletin boards for transmission of messages among computer users concerning listing, rental, and leasing of residential real estate, apartments, condominiums, and townhouses.	At Ease	December 11, 2020	Pending	United States

Government/Regulatory Approval and Compliance

The Company ensures that all listings comply with federal travel regulations guidelines, including those pertaining to the Department of Defense and their employees. Reference is made to "Regulatory Risks," "Legal Risks," "Labor Risks," "Privacy Risks," and "Tax Risks" for additional information about risks related to laws and regulations.

Litigation

None

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past (3) years and their educational background and qualifications.

Name
Anthony J. Gantt Jr.

All positions and offices held with the Company and date such position(s) was held with start and end dates
CEO, 10/16/2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years with start and end dates
President & CEO, At Ease Rental Corporation: 10/16/2019 – Present: Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Major, U.S. Marine Corps, 8/13/1999 – Present: Serve on U.S. Navy ships, protect naval bases, guard U.S. embassies and provide an ever-ready quick strike force to protect U.S. interests anywhere in the world.

Marine Officer Instructor & Associate Professor, The University of Texas at Austin, 5/15/2018 – Present: Responsible for preparing Marine Option Midshipmen for Officer Candidate School and serving as the Marine Corps representative to the Naval Reserve Officer Training Corps unit.

Education
Florida A&M University, BS Electrical Engineering

Officers
The Company's officers are listed below, along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name
Anthony J. Gantt Jr.

All positions and offices held with the Company and date such position(s) was held with start and end dates
CEO, 10/19/2019 – Present

Principal occupation and employment responsibilities during at the least the last three (3) years with start and end dates
CEO, At Ease Rental Corporation: 10/19/2019 – Present: Responsible for all company operations, including product management, business development, partnerships, marketing, investor relations, and fundraising.

Major, U.S. Marine Corps, 8/13/1999 – Present: Serve on U.S. Navy ships, protect naval bases, guard U.S. embassies and provide an ever-ready quick strike force to protect U.S. interests anywhere in the world.

Marine Officer Instructor & Associate Professor, The University of Texas at Austin, 5/15/2018 – Present: Responsible for preparing Marine Option Midshipmen for Officer Candidate School and serving as the Marine Corps representative to the Naval Reserve Officer Training Corps unit.

Indemnification

Indemnification is authorized by the Company to directors, officers, or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgement, fines. Settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has one employee, located in Austin, TX

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date	Termination Date
Anthony J. Gantt Jr.	President & CEO	10/16/2019	N/A

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities pursuant to Regulation Crowdfunding:

Securities	$303,850 Series 2020 Convertible Notes
Valuation Cap	$5,000,000 pre-money valuation
Discount	Series 2020 Convertible Note holders will receive a 20% discount on the price of equity securities sold in a subsequent equity financing.
Interest	6%
Maturity	36 months (the close of the 36th month from the Offering Period)
Conversion	Each Convertible Note is convertible, upon the discretion of the Issuer, into capital securities sold in a subsequent equity financing event, or NS Shadow Series units, which are identical to any capital securities sold in a subsequent equity financing event, as set out in the Series 2020 Convertible Promissory Note.
Distributions	If the Issuer pays a dividend or distribution on outstanding shares of equity securities (that is not payable in such equity securities) while the Series 2020 Convertible Notes are outstanding, the Company will pay the dividend or distribution amount to Series 2020 Convertible Note holders pro rata, in accordance with the Series 2020 Convertible Promissory Note. Otherwise, the Series 2020 Convertible Note holders are not entitled to any dividends while the Series 2020 Convertible Notes are outstanding.
Consent Rights	Consent of a majority (over 50%) of the Series 2020 Convertible Note holders is required for any amendment, waiver or modification of any provision of the Series 2020 Convertible Promissory Note.

Ownership Interests	Series 2020 Convertible Notes are the rights to receive equity securities in the future during a subsequent equity financing event, and are not current equity interests in the company.
Risks Relating to Minority Ownership and Future Corporate Actions	Reference is made to "Financing Risks and Risks Related to the Series 2020 Convertible Notes" of our risk factors.
Valuation	The value of the Convertible Notes will be determined in connection with a subsequent equity financing event. The value of the convertible notes will be determined by the purchase price, pre-money valuation and total amount raised pursuant to negotiations between the Company and subsequent investors.

The Company has issued the following additional outstanding securities:

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights	How this security may limit, dilute or qualify the Securities issued pursuant to Regulation CF
Common shares	1,500	1,000 shares issued and outstanding (100%) The Company also maintains a 2020 Equity Incentive Plan to motivate and retain employees and service providers to the Company. The 2020 Equity Incentive Plan currently has 100 shares authorized, none of which have been issued and all which are available for future issuance	All voting rights	The Series 2020 Convertible Notes are not currently voting shares of the Company, and the common stock represents 100% of the Company's outstanding stock and voting power.
GKR Convertible Note	$50,000	$50,000 GKR Convertible Note issued April 7, 2020, in reliance on Section 4(a)(2) and Regulation	None currently; the GKR	The GKR Convertible Note is

		D 506(b). Reference is made to the terms of the GKR Convertible Note in "Related Person Transactions."	Convertible Note is convertible in accordance with its terms described in "Related Person Transactions."	convertible in accordance with its terms described in "Related Person Transactions."

The Company has the following debt outstanding:

Lender	Relationship to the Company	Total Amount of money involved	Terms	Benefits or compensation received by Company	Description of the Transaction
PeopleFund	Business Loan	$25,000	5% interest rate. 66 months term, to include six months, interest-accruing, introductory no payment period to be followed by 60 months fully amortizing payments	None	$25,000 loan made by PeopleFund CDI

Ownership

100% of the company's common stock is owned by Major Anthony Gantt, Jr. whose shares are fully vested.

Below are the beneficial owners of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, which is listed along with the amount they own.

Name	Percentage Owned by Such Person
Major Anthony Gantt, Jr.	100%

FINANCIAL INFORMATION
Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax

$110,744	($115,270)	$0.00

Operations
The Company does not expect to achieve profitability in the next 12 months due to continued investment in research and development. The Company will focus on the following milestones:

- Partnering with at least ten property management companies and achieving a user base of 1,500 active users.
- Increasing available listing inventory to 1,000 in top target markets
- Establishing partnerships to increase bookings and listings
- Release version II of the booking platform
- Expand to two new markets
- Talent acquisition for key roles to help increase operation proficiencies

Liquidity and Capital Resources
On December 15, 2020, the Company conducted an offering pursuant to Regulation CF and raised $303,850. As of December 31, 2020, the Company had cash on hand of $301,127.61, which cash was primarily raised in the Regulation CF funding.

We do not currently have additional sources of capital, excluding proceeds from the Regulation CF Offering and other indebtedness incurred to date. We currently invest any revenue received from operations in continued investment in developing and expanding our product and services and in marketing to attract additional military travelers.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Material Changes and Other Information Trends and Uncertainties
The financial statements are an essential part of this Form C-AR and should be viewed in their entirety. The financial statements of the Company are attached hereto.

Restriction on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under securities Act, 3) as part of an IPO, 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, other/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

Specified Person	Relationship to Issuer	Nature of Interest in transaction	Amount of Interest
Gantt Knight Ram, LLC	Convertible Noteholder is affiliated with Major Anthony Gantt, Jr. the Issuer's President, CEO, sole director, and sole stockholder	Gantt Knight Ram, LLC, an entity affiliated with Major Anthony Gantt, Jr., purchased a $50,000 Convertible Promissory Note with the Issuer dated April 7, 2020 (the "GKR Convertible Note"). The proceeds from this sale were used to fund working capital and startup costs, sales (e.g., inspection certification and registration), web development, and legal and filing fees. The GKR Convertible Note's interest rate is 3.35%, and the maturity date is April 7, 2024. The obligations under the Convertible Note will convert into preferred stock at a conversion price equal to 20% of the price per share sold in a Qualified Financing. A "Qualified Financing" is defined as an issuance and sale of preferred stock of the Company in exchange for aggregate gross proceeds of at least $4,500,000 (excluding the GKR Convertible Note). The GKR Convertible Note may also be prepaid or convert upon a Non-Qualified Financing with consent of Gantt Knight Ram, LLC. A "Non-Qualified Financing" is defined as an issuance and sale of preferred stock of the Company in exchange for aggregate gross proceeds of less than $4,500,000.	$50,000 Convertible Promissory Note on the terms described herein.

Conflict of Interest
Reference is made to the convertible note disclosed in "Related Person Transactions" above.

Other Information
The Company has not failed to comply with the ongoing reporting requirements of Regulation CF statute 227.02 in the past.

Bad Actor Disclosure
None

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned on April 29, 2021.

At Ease Rentals Corporation

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr.
Chief Executive Officer

UNAUDITED
At Ease

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Capital Raise	283,666.00
Corporate Checking	6,811.14
Corporate PayPal	0.00
Corporate Savings	200.00
Operating Corporation	61.24
Owner's Credit Card	-60.70
Stripe	10,449.93
Total Bank Accounts	**$301,127.61**
Other Current Assets	
Undeposited Funds	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$301,127.61**
TOTAL ASSETS	**$301,127.61**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	156.08
Total Accounts Payable	**$156.08**
Credit Cards	
Credit Card	0.00
Owner's AMEX Credit Card	5,851.57
Total Credit Cards	**$5,851.57**
Other Current Liabilities	
Texas State Comptroller Payable	999.66
Total Other Current Liabilities	**$999.66**
Total Current Liabilities	**$7,007.31**
Long-Term Liabilities	
CDC Note Payable	25,699.12
Note Payable Crowdfunding	304,649.17
Note Payable GKR LLC	51,229.86
Shareholder Notes Payable	32,082.58
Total Long-Term Liabilities	**$413,660.73**
Total Liabilities	**$420,668.04**
Equity	
Common Stock	1,000.00
Opening Balance Equity	0.00
Retained Earnings	-22,513.35
Net Income	-98,027.08
Total Equity	**$ -119,540.43**
TOTAL LIABILITIES AND EQUITY	**$301,127.61**

Accrual Basis Wednesday, April 28, 2021 11:38 AM GMT-05:00

1/1

UNAUDITED
At Ease

Statement of Cash Flows

January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-98,027.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	156.08
Credit Card	0.00
Owner's AMEX Credit Card	5,851.57
Texas State Comptroller Payable	999.66
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**7,007.31**
Net cash provided by operating activities	**$ -91,019.77**
FINANCING ACTIVITIES	
CDC Note Payable	25,699.12
Note Payable Crowdfunding	304,649.17
Note Payable GKR LLC	51,229.86
Shareholder Notes Payable	10,547.31
Opening Balance Equity	0.00
Net cash provided by financing activities	**$392,125.46**
NET CASH INCREASE FOR PERIOD	**$301,105.69**
Cash at beginning of period	21.92
CASH AT END OF PERIOD	**$301,127.61**

Wednesday, April 28, 2021 11:36 AM GMT-05:00 1/1

UNAUDITED
At Ease

Profit and Loss

January - December 2020

	TOTAL
Income	
Dividend Income	0.07
Other Primary Income	7,000.00
PayPal Sales	500.00
Sales	107,375.22
Total Income	**$114,875.29**
Cost of Goods Sold	
Booking Fees	41,403.22
Refunds	4,130.56
Total Cost of Goods Sold	**$45,533.78**
GROSS PROFIT	**$69,341.51**
Expenses	
Advertising & Marketing	19,304.35
Bank Charges & Fees	-569.57
Car & Truck	277.88
Contractors	6,206.00
Insurance	1,184.34
Interest Paid	2,997.23
Job Supplies	146.72
Legal & Professional Services	46,445.00
Meals & Entertainment	706.83
Office Supplies & Software	6,867.48
Other Business Expenses	6,984.28
PayPal Fees	15.10
Reimbursable Expenses	3,777.00
Rent & Lease	96.50
Travel	2,410.75
Website Development	87,504.00
Total Expenses	**$184,353.89**
NET OPERATING INCOME	**$ -115,012.38**
Other Income	
EIDL Advance	2,000.00
Pitch Competition	15,750.00
Total Other Income	**$17,750.00**
Other Expenses	
Other Miscellaneous Expense	764.70
Total Other Expenses	**$764.70**
NET OTHER INCOME	**$16,985.30**
NET INCOME	**$ -98,027.08**

Accrual Basis Wednesday, April 28, 2021 11:37 AM GMT-05:00



AT EASE RENTALS CORPORATION

A Delaware Corporation

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019

AT EASE RENTALS CORPORATION

Period from October 16, 2019 (inception) ended December 31, 2019

Table of Contents

Independent Accountants' Review Report 1

Financial Statements

    Balance Sheet 2

    Statement of Operations.. 3

    Statement of Changes in Stockholders' Equity..4

    Statement of Cash Flows 5

    Notes to the Financial Statements 6





F&A

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

FRUCI & ASSOCIATES II
A Professional Limited Liability Company

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of At Ease Rentals Corporation
Round Rock, Texas

We have reviewed the accompanying financial statements of At Ease Rentals Corporation ("the Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from October 16, 2019 (inception) through December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for my (our) conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

May 29, 2020

AT EASE RENTALS CORPORATION

BALANCE SHEET

December 31, 2019

(unaudited)

Assets		
Cash	$	2
Total assets	$	2
Liabilities and stockholders' equity		
Current liabilities		
Shareholder advances	$	21,020
Total current liabilities		21,020
Total liabilities		21,020
Commitments and contingencies		-
Stockholders' equity		
Common stock, 1,500 authorized, 1,030 shares issued and outstanding at December 31, 2019		-
Additional paid-in capital		1
Accumulated deficit		(21,019)
Total stockholders' equity		(21,018)
Total liabilities and stockholders' equity	$	2

AT EASE RENTALS CORPORATION

STATEMENT OF OPERATIONS

For the Period from October 16, 2019 (inception) Ended December 31, 2019

(unaudited)

Revenue, net	$	-
Operating expenses		
Advertising and marketing		8,397
General and administrative		5,123
Contractors		4,000
Travel		1,960
Professional services		1,539
Total operating expenses		21,019
Net loss before income taxes		(21,019)
Provision for income taxes		-
Net loss	$	(21,019)

AT EASE RENTALS CORPORATION
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Period from October 16, 2019 (inception) Ended December 31, 2019
(unaudited)

| | Common Stock | | Additional Paid-in Capital | Accumulated Earnings (Deficit) | Total Stockholders' Equity |
	Shares	Amount			
Balance on October 16, 2019 (inception)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	1,030	-	1	-	1
Net loss		-	-	(21,019)	(21,019)
Balance on December 31, 2019	1,030	$ -	$ 1	$ (21,019)	$ (21,018)

See accountants' review report and accompanying notes to the financial statements.
4

AT EASE RENTALS CORPORATION
STATEMENT OF CASH FLOWS
For the Period from October 16, 2019 (inception) Ended December 31, 2019
(unaudited)

Cash flows from operating activities		
Net loss	$	(21,019)
Net cash used by operating activities		(21,019)
Cash flows from financing activities		
Proceeds from issuance of common stock		1
Proceeds from shareholder advances		21,020
Net cash provided by financing activities		21,021
Net increase in cash and cash equivalents		2
Cash and cash equivalents, beginning		-
Cash and cash equivalents, ending	$	2
Supplemental cash flow information:		
Cash paid during the period for:		
Interest		-
Income taxes		-
	$	-

AT EASE RENTALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
For the Period from October 16, 2019 (inception) Ended December 31, 2019
(unaudited)

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

At Ease Rentals Corporation ("the Company") was incorporated on October 16, 2019 under the laws of the State of Delaware, and is headquartered in Round Rock, Texas. The Company provides direct, reliable, and cost-effective lodging option that meet the criteria for travel for service members and their families, Department of Defense employees, military contractors, and other federal employees.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

During the year ended December 31, 2019, the Company adopted Accounting Standards Update (ASU) 2014-01, "Revenue from Contracts with Customers" which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers (ASC Topic 606) and supersedes most current revenue recognition guidance (ASC Topic 605). ASC Topic 606 outlines the following five-step process for revenue recognition:

- Identification of the contract with a customer;
- Identification of the performance obligations in the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the performance obligations in the contract; and
- Recognition of revenue when, or as, the Company satisfies the performance obligations.

The Company has not yet recognized revenue. The Company's contracts have a single performance obligation which is settled upon connecting customers to available rental properties through the Company platform.

AT EASE RENTALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
For the Period from October 16, 2019 (inception) Ended December 31, 2019
(unaudited)

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities, not disclosed in the tables below, reported in the balance sheets approximate their fair value.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019, the Company had no items that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

AT EASE RENTALS CORPORATION
NOTES TO THE FINANCIAL STATEMENTS
For the Period from October 16, 2019 (inception) Ended December 31, 2019
(unaudited)

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years are open since the Company's inception.

Federal net operating loss carryforwards are subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company has not yet filed its tax return for 2019, however, the following table outlines the estimated deferred tax assets of the Company at December 31:

	2019
Deferred tax asset:	
Net operating loss carryforward	$ 4,414
Total deferred tax asset	4,414
Valuation allowance	(4,414)
Deferred tax asset, net	$ -

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through May 29, 2020, the date these financial statements were available to be issued.

In April 2020, the Company issued a convertible promissory note for $50,000. Shareholder advances at December 31, 2019 were rolled into the principal balance of the promissory note. The note carries interest at 3.35% per annum and matures in April 2024. Upon the Company receiving financing of at least $4,500,000, the outstanding principal and interest will automatically convert into preferred shares of the Company at a 80% discount. Upon the Company receiving less than $4,500,000 of financing, the holder will have the option to convert outstanding principal and interest into shares of the Company at a price equal to the lowest price paid in the financing.

The Company executed the 2020 Equity Incentive Plan which reserves 100 shares of common stock to be issued pursuant to the provisions of the plan.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $21,019 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the years ended December 31, 2019 and 2018, the CEO and sole officer of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $21,020. These advances were rolled into a convertible promissory note subsequent to December 31, 2019 (see Note 1).

NOTE 4 – COMMON STOCK

At December 31, 2019, the Company has 1,500, no par value, shares of common stock authorized, with 1,030 shares issued and outstanding. During the period ended December 31, 2019, the Company issued 1,030 shares for common stock for proceeds of $1 to the Company's CEO and sole officer.

CERTIFICATION

I, Anthony Gantt, Jr. certify that the financial statements of At Ease Rentals Corporation included in this Form are true and complete in all material respects.

At Ease Rentals Corporation

By: /s/ Anthony Gantt, Jr.
Anthony Gantt, Jr.
Chief Executive Officer